UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

June 24, 2013

Commission File Number 1-15200

Statoil ASA
(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (File No. 333-188327) and Form S-8 (File No. 333-168426) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report on Form 6-K contains a press release issued by Statoil ASA on June 12, 2013 entitled “Election to Statoil’s board of directors”.

Election to Statoil’s board of directors

Stock Market Announcement

In a meeting in the Corporate Assembly of Statoil ASA (OSE:STL, NYSE:STO) 11 June Svein Rennemo was re-elected as chair and Grace Reksten Skaugen as deputy chair of the board of directors.

Børge Brende, Bjørn Tore Godal, Maria Johanna Oudeman and Jakob Stausholm are re-elected as shareholder representatives to the board. Catherine Hughes and James J. Mulva were elected as new shareholder representatives to the board. Board members Roy Franklin and Lady Barbara Judge have notified the nomination committee that they do not wish to stand for re-election to the board of directors.

Catherine Hughes is a Canadian/French citizen. She has an extensive career within the oil and gas industry. From 2009 to 2013 she worked for Nexen, located in Alberta, Canada, first as vice president (VP) operational services, technology and HR and from 2012 as executive vice president responsible for all activities outside Canada. From 2005 to 2009, she was VP exploration and production services then VP oil sands at Husky Oil.  Prior to that Hughes spent 20 years with Schlumberger and held key positions in various countries including Nigeria, Italy, France, UK, Canada and USA. She holds a Bachelor of Science degree in electrical engineering from Institut National des Sciences Appliquées de Lyon.  Neither Hughes nor her close associates hold shares in Statoil.

James J. Mulva is a US citizen. He was president and CEO of Houston-based ConocoPhillips from 2002 until retirement in 2012. From 2004 to 2012 he also served as chairman of the board. Prior to this he was chairman, president and CEO of Phillips Petroleum from 1999 to 2002.  Mulva started his career in the oil and gas industry with Phillips Petroleum Company in 1973 and held positions within the finance area, being chief financial officer (CFO) from 1990 -1993. He served as chief operating officer (COO), responsible for all operations including refineries, offshore and onshore activities from 1994 to 1999. He holds a Master of Business Administration from University of Texas. Mulva presently serves at the board of directors of General Motors and General Electric. Neither Mulva nor his close associates hold shares in Statoil.

The election enters into effect from 1 July 2013 until the next ordinary election of shareholder representatives to the board of directors in 2014.

All candidates were elected in accordance with the proposal from the nomination committee.

Further, the corporate assembly has re-elected Lill-Heidi Bakkerud as employee representative to the Statoil board of directors. Ingrid Di Valerio and Stig Lægreid have been elected as new employee representatives.

The following persons have been elected as deputy members for the board’s employee representatives (with the following priority): Per Steinar Stamnes, Per Gunnar Stavland, Jorunn Birkeland, Trine Christel Thomassen Holsen and Heikki Lehmoinen Oltedal.

The election enters into effect from 1 July 2013 and the employee representatives have been elected for a period of two years.

Contacts:

Olaug Svarva, chair of Statoil’s corporate assembly and the nomination committee.

All enquiries to be directed through Statoil Corporate Press Office, Jannik Lindbæk, tel: +47 977 55 622.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA
(Registrant)

Date: June 21, 2013	By:	/s/ Torgrim Reitan
Name: Torgrim Reitan
Title: Chief Financial Officer